Mail Stop 6010
Via Facsimile and U.S. Mail

September 20, 2007

Mr. Lars Rebien Sorensen
President and Chief Executive Officer
Novo Nordisk A/S
Novo Alle 1
DK-2880 Bagsvaerd
Denmark

      Re: Novo Nordisk A/S
           Form 20-F for fiscal year ended December 31, 2006
           File No. 333-82318

Dear Mr. Sorensen:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

General

1.   The file number on the cover page of your documents should, in future filings, agree with the current file number, 333-82318, used in the EDGAR system.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Estimates, page 10

2.   Your disclosure of critical accounting estimates, as described in Notes 1 and 3 of your Annual Report, does not provide investors with an adequate understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or

using different assumptions. Given your size and the apparent complexity of your operations, we believe that investors would benefit from an expanded discussion and quantification of the historical and expected variability associated with critical accounting estimates, particularly those related to "factors that complicate rebate calculation," "prime vendor chargebacks" and IPC "utilization levels and production lead time." Please provide a more specific discussion and quantification in disclosure-type format of the uncertainties in applying your critical accounting estimates, the related underlying methods and key assumptions used in determining these estimates and the effect that reasonably likely changes in key assumptions may have on your financial statements in the future. Refer to the Commission's Interpretative MD&A Guidance Release No. FR-72 dated December 29, 2003.

3.   We believe your discussion for product sales recognition and related dilution estimates, such as rebates and expired goods, could be improved. Please provide us the following information in disclosure-type format:

- Disclose the factors that you consider in estimating each accrual, such as how you assess returns of new products, levels of inventory in your distribution channels, estimated shelf life, price changes from competitors and expected introductions of new products.
- Discuss the degree of your reliance on information from external sources to assist you in such critical estimates (e.g. third-party market research data comparing wholesaler inventory levels to end-customer demand).
- Quantify shipments made to wholesalers wherein such shipments result from incentives and/or exceed the wholesaler's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
- A roll forward of the accrual for each estimate for each period presented showing the following:

    o Beginning balance,
    o Current provision related to sales made in current period,
    o Current provision related to sales made in prior periods,
    o Actual returns or credits in current period related to sales made in current period,
    o Actual returns or credits in current period related to sales made in prior periods, and
    o Ending balance.

Tabular Disclosure of Contractual Obligations, page 16

4.   Please provide us in disclosure-type format a revised table that includes your contractual obligations related to research and development or explain to us your basis for omitting these payments from the table. Also, explain to us, whether

interest payments, such as those associated with your long-term debt, are included in this table. If not, please include interest payments in the revised table.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant